Robert F. Telewicz Jr.
CRI Hotel Income Partners
October 16, 2013
Page | 1

October 17, 2013
Via E-mail
Robert F. Telewicz Jr.
Senior Staff Accountant
United States
Securities and Exchange Commission
Washington, DC 20549

Re: CRI Hotel Income Partners, L.P.
Form 10-K for fiscal year ended December 31, 2012
Filed March 29, 2013
File No. 033-11096

Dear Mr. Telewicz:

We have reviewed your questions in your letter dated September 18, 2013 and have compiled our responses which are set forth below. Additionally, we have attached certain workpapers which might be helpful in your review.

Form 10-K for fiscal year ended December 31, 2012

Item 15. Exhibits , Financial Statement Schedule and Related Partnership Matters, page IV-1

1.	Financial Statements
Consolidated Statements of Cash Flows, page IV-11

1.	We note your response to prior comment 1. Please address the following items related to your response:

a.
We remain unclear why the adjustments for “(Decrease) increase in liabilities held for sale” and “Decrease (increase) in assets held for sale” are necessary to reconcile between net income (loss) and net cash provided by operating activities for the period presented. Please provide us with a more detailed rollforward of assets and liabilities held for sale which ties to the amounts reflected on your consolidated statements of cash flows. Your rollforward should clearly indicate the “2012 activity” that is included in the aforementioned adjustments, and explain why this activity is properly classified as an operating activity.

The change in the liabilities held for sale is a necessary reconciling item between net income and net cash provided by operating activities because these liabilities consist of accrued expenses and trade payables. Once Clearwater and Scottsdale became classified as an Asset Held For Sale, the accrued expenses and trade payables related to the properties were reclassified to an account called “liabilities related to asset held for sale”. Therefore, the operating activity related to these two hotels is not included in the “(Decrease) increase of accounts payable and accrued expenses” line item. Please see the detail below which ties to the Consolidated Statements of Cash Flows.

	2012 Other	2011 Other	Statement of CashFlow

(Decrease) in AP & accrued expenses	404,843	522,187	(117,344)
Increase in hotel trade payables	122,245	58,508	63,737
Total	527,088	580,695
TABLE 1

Table 1 references the liabilities related to the hotel properties which were not classified as held for sale as of December 31, 2012.

TABLE 2

	2012 Liabilities related to AHFS	2011 Liabilities related to AHFS	Statement of CashFlow

AP & accrued expenses	38,674	109,169
Hotel trade payables	101,838	181,917
(Decrease)in liabilities held f held for sale	140,512	291,086	(150,574)

Table 2 references the liabilities related to the hotel properties which were classified as held for sale as of December 31, 2012.

The same logic applies to the change in assets held for sale. These assets were reclassified into their own line item and as such, are not reflected with the balances on the statement of cashflows under the “(Increase)/decrease of receivables and other assets, net” line item. The changes in these assets are in the line item “Decrease (increase) of assets held for sale”. Additionally, items that affect the net income number such as impairments and depreciation are also accounted for in this line item. Table 3, below, illustrates how the change in assets held for sale was calculated
Table 3

	2011	2012	Change in Assets	2012 Impairment - Scottsdale	2012 Deprec Exp-Scottsdale	Cashflows
	a	b	a+b =c	d	e	c+d+e
Receivables	216,957	46,730
Hotel Cash	39,933	24,541

Total	256,890	71,271	185,619	87,104	29,397	302,120

1.	We note your response to prior comment 1. Please address the following items related to your response:

b.
Please tell us the actual cash proceeds received from the sale of the Clearwater and Scottsdale properties individually. Additionally, please reconcile these amounts to the proceeds from sale of properties shown on your Consolidated Statements of Cash Flows. Finally, please provide us with an analysis which reconciles the proceeds to the total gain on sale.

Clearwater & Scottsdale Sale Proceeds
The Partnership sold the Clearwater hotel for $2,000,000. The costs related to this transaction were $155,225, resulting in proceeds from the sale of $1,844,775. In the case of Scottsdale, this was a simple lease termination. Therefore, the only proceeds received was a singular $82,500 payment for personal property maintained at the hotel. The proceeds related to these two sales total $1,927,275 and is reflected in the “Proceeds from sale of hotel property” under the cash flows from investing section of the statements of cashflows.
Clearwater & Scottsdale Gain on Sale
The Clearwater hotel was sold for $2,000,000 on January 6, 2012. As of the date of sale, Clearwater had assets with a net book value of $1,427,472 (detailed below)

Asset Description	Asset Net Book Value

Land	$382,500
Buildings & Improvements	78,025
Furniture Fixtures & Equipment	893,844
Acquisition Fees	47,426
Property purchase costs	2,965
Loan refinance fees	22,712
Total Net Book Value of Assets	$1,427,472

Additionally, there were selling costs which were incurred of $155,225 and netted against the sale price at closing. The gain was calculated by taking the sales price and subtracting both the costs of sale and the net book value of the assets as of the date of sale. This resulted in a gain being recorded in the amount of $417,303.

The Scottsdale lease was terminated as of December 31, 2012. On September 30, 2012, management sold all of the personal property at the hotel for the sum of $82,500. The assets were written down to the sale proceeds amount at that time, which resulted in an impairment loss of $87,104. The detail of Scottsdale’s assets as of the lease termination date are as follows:

Asset Description	Asset Net Book Value

Buildings & Improvements	$28,031
Furniture Fixtures & Equipment	141,573
Impairment	(87,104)
Total Net Book Value of Assets	$82,500

As the selling price for these assets equaled the net book value, there was no gain or loss recorded for this sale.
Therefore, the total amount of gain reflected on the statement of cash flows is the $417,303 relating only to the Clearwater hotel sale.

1.	We note your response to prior comment 1. Please address the following items related to your response:

c.	Please reconcile the amount presented in your attachment 3 for liabilities held for sale at December 31, 2012 to your consolidated balance sheet.

As of December 31, 2012 total liabilities were $7,245,705. Of this amount $140,512 related to Scottsdale and were appropriately classified as “Liabilities related to assets held for sale” on the consolidated balance sheets. Below is the detail of all liabilities as of the balance sheet date.

Balance Sheet Line Item	Consolidated Balance	Scottsdale Balance	Reported Balance

Accounts payable and Accrued expenses	443,517	38,674	404,843

Hotel trade payables	224,083	101,838	122,245

Mortgage Payable	6,718,617	0	6,718,617

Liabilities related to assets held for sale		140,512	140,512

Total Liabilities	7,386,217		7,386,217

Attachment #3 now properly reflects the 2012 activity and the December 31, 2012 balances on that schedule tie to the balance sheet. (*Please note there was an error in the original Attachment #3. We have included a revised Attachment #3 to this response letter*)